UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

CTI Group (Holdings) Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

126431 10 5

(CUSIP Number)

Chad J. Rubin

Duane Morris LLP

30 S. 17th Street

Philadelphia, Pennsylvania 19103

(215) 979-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 7, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 126431 10 5	Page 2 of 5

1.	Names of Reporting Persons. Michael J. Reinarts
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,809,645
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,809,645
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,809,645
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 9.6%*
14.	Type of Reporting Person IN

*	Based on the sum of (i) 29,178,271 shares of the Company’s Common Stock outstanding, as provided to the Reporting Person by the Issuer, and (ii) the 50,000 shares of the Issuer’s Common Stock issuable upon exercise of the options which are currently exercisable.

CUSIP No. 126431 10 5	Page 3 of 5

ITEM 1. SECURITY AND ISSUER

This Amendment No. 1 (this “Amendment No. 1”) amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 10, 2011 (as amended by this Amendment No. 1, the “Schedule 13D”), and relates to the Class A Common Stock, par value $0.01 per share (the “Common Stock”), of CTI Group (Holdings) Inc. (the “Issuer”), whose principal executive offices are located at 333 North Alabama Street, Suite 240, Indianapolis, IN 46204.

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 4 of the Schedule 13D is incorporated herein by reference. In all other respects, Item 3 remains unchanged.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby supplemented as follows:

As set forth in a letter (the “Indication of Interest”), dated March 7, 2013, addressed to the Issuer’s Board of Directors (the “Board”), the Reporting Person, John Birbeck and Fairford Holdings Limited, an indirect wholly owned subsidiary of Salah N. Osseiran (collectively, the “Potential Investors”), submitted a preliminary, non-binding indication of interest to the Board to acquire, directly or indirectly, all of the issued and outstanding Common Stock of the Issuer, all of the value of the outstanding options to purchase any Common Stock, and all other securities of the Issuer, in each case not currently owned by the Potential Investors (such potential acquisition, the “Proposed Transaction”).

The Indication of Interest contemplates that, pursuant to the Proposed Transaction, all outstanding shares of Common Stock not currently owned by the Potential Investors would be acquired for a cash purchase price of $0.29 per share, representing a premium of 20.8% to the 30-day volume-weighted-average price of $0.24 of the Common Stock. In the Indication of Interest, the Potential Investors indicate that they intend to conduct ongoing due diligence in connection with the Proposed Transaction, including, among other things, (i) a more in-depth review of and discussion regarding the relationships between the Issuer and its customers; and (ii) customary legal, financial, tax, intellectual property, regulatory, and employee benefits due diligence. The Indication of Interest also states that the Proposed Transaction would require the necessary corporate and stockholder approvals and would not be contingent on any financing conditions.

The purchase price for the Common Stock that would be purchased by the Potential Investors pursuant to the Proposed Transaction is expected to be funded with personal funds of the Potential Investors.

If and to the extent the Proposed Transaction were to proceed, the Potential Investors expect to begin to (or continue to, as applicable) engage in discussions and negotiations with the Issuer, with each other, and, potentially with other third parties, regarding the Proposed Transaction and the terms on which the Potential Investors would be willing to participate in the Proposed Transaction or other transactions involving the Issuer. However, there can be no assurance that any of the Potential Investors will make any definitive offer to the Issuer, that any such offer, if made, would be accepted or consummated or, in any case, that any of the Potential Investors would participate in any such transaction.

The Potential Investors have not entered into any binding commitment or agreement with respect to the Proposed Transaction that would obligate them to enter into or participate therein. Similarly, the Potential Investors are not obligated to participate in any transaction relating to the Common Stock. Any such obligation would require, among other things, a definitive agreement between or among one or more of the Potential Investors (or one of their affiliates) and the Issuer.

The foregoing summary of the proposal set forth in the Indication of Interest should not be construed as an offer to purchase shares of Common Stock. If applicable, a proxy or other statement, which would provide for the Proposed Transaction, would be distributed to stockholders of the Issuer if and when definitive documentation is entered into by the Issuer and other appropriate parties. Stockholders should read any such statement(s) and other relevant documents regarding the Proposed Transaction or any similar transaction filed with the SEC when they become available because they will contain important information relevant to the decision to approve the Proposed Transaction. Stockholders would be able to receive any such statement(s) and other relevant documents filed by the Potential Investors or their respective affiliates free of charge at the SEC’s website, www.sec.gov. If the Proposed Transaction is consummated, the Common Stock will no longer be traded on the OTC Bulletin Board.

The Reporting Person reserves the right (in each case, subject to any applicable restrictions under law) to, from time to time, (i) purchase or otherwise acquire additional shares of Common Stock, or other securities or interests of the Issuer or of subsidiaries of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, “Issuer Securities”), in the open market, in privately negotiated transactions or otherwise, (ii) sell, transfer or otherwise dispose of Issuer Securities in public or private transactions, (iii) cause Issuer Securities to be distributed in kind to its investors, (iv) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Issuer Securities, and/or (v) engage in or encourage communications with, directly or through intermediaries, the Issuer, members of management, the Board, any special committee of the Board, other existing or prospective security holders (including the other Potential Investors), industry analysts, existing or potential strategic partners, investment and financing professionals, sources of credit and other investors to consider exploring (A) the Proposed Transaction or other extraordinary corporate transactions (including transactions in which the other Potential Investors and their respective affiliates may be proposed as acquirers) or sales or acquisitions of assets or businesses, (B) changes to the Issuer’s capitalization or dividend policy, (C) other changes to the Issuer’s business or structure, or (D) one or more of the other actions described in paragraphs (a) through (j) of Item 4 of SEC Schedule 13D.

Except as set forth in this Schedule 13D, the Reporting Person does not presently have any additional plans or proposals that relate to, or would result in, any of the transactions described in subparagraphs (a) through (j) of Item 4 of SEC Schedule 13D. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intentions with respect to any or all of the matters referred to in this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 4 of the Schedule 13D is incorporated herein by reference. In all other respects, Item 6 remains unchanged.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

Exhibit 99.1	Indication of Interest, dated as of March 7, 2013, from John Birbeck, Michael Reinarts and Fairford Holdings Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 8, 2013	/s/ Michael J. Reinarts
Michael J. Reinarts